Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Lithium Americas Corp.
300 - 900 West Hastings Street
Vancouver, BC, V6C 1E5

Item 2	Date of Material Change

September 30, 2019.

Item 3	News Release

A news release with respect to the contents of this report was issued on September 30, 2019 and was disseminated through the facilities of recognized newswire services. A copy of the news release was filed on SEDAR.

Item 4	Summary of Material Change

On September 30, 2019, Lithium Americas Corp. (“LAC” or the “Company”) announced the results of a 40,000 tonnes per annum (“tpa”) definitive feasibility study (“40,000 tpa DFS” or “DFS”) on the Caucharí-Olaroz lithium project ("Caucharí-Olaroz" or the “Project”) currently under construction in Jujuy Province, Argentina. Caucharí-Olaroz is 100% owned by Minera Exar S.A. (“Minera Exar”), a 50/50 joint venture between Lithium Americas and Ganfeng Lithium Co., Ltd. (“Ganfeng Lithium”). Lithium Americas and Ganfeng Lithium have authorized Minera Exar to proceed with the plan to produce 40,000 tpa of battery-quality lithium carbonate (“Li2CO3”) as outlined in the DFS.

Item 5	Full Description of Material Change

On September 30, 2019, LAC announced the results of a 40,000 tpa DFS on the Project currently under construction in Jujuy Province, Argentina. Caucharí-Olaroz is 100% owned by Minera Exar, a 50/50 joint venture between Lithium Americas and Ganfeng Lithium. Lithium Americas and Ganfeng Lithium have authorized Minera Exar to proceed with the plan to produce 40,000 tpa of battery-quality lithium carbonate as outlined in the DFS.

Highlights of the News Release:

  40,000 tpa of Li2CO3 production for 40 years. Updated Mineral Reserve supports annual production in excess of 40,000 tpa of battery-quality Li2CO3 for 40 years.

  Construction capital cost of $565 million. Construction capital costs include a contingency, over $200 million in capital already committed in contracts and purchase orders of which $105 million in capital spent as of June 30, 2019.

  Operating costs of $3,576/t for battery-quality lithium carbonate. Operating costs reflect process optimizations designed to consistently achieve more stringent purity specifications currently required by battery material customers.

  Fully-funded to production. Lithium Americas 50% share of Minera Exar is expected be fully-funded with $221 million available under the Company’s credit and loan facilities and net proceeds from the $160 million Project investment by Ganfeng Lithium.

  First production targeted by early 2021. Construction on the 40,000 tpa Project is underway and expected to be completed by the end of 2020 with first production expected in early 2021.

The results of the DFS are provided in Table 1 on a 100% equity project basis:

Table 1: Caucharí-Olaroz 40,000 TPA DFS Results

40,000 TPA DFS
Lithium carbonate average long-term price(1)	$12,000/t Li2CO3

Production capacity	40,000 tpa Li2CO3
Project life	40 years
Construction capital costs(2)	$565 million
Operating costs	$3,576/t Li2CO3
Average EBITDA(3)	$307 million
After-tax NPV10% (2)(3)	$1,330 million

1.	Assumes lower price of $8,000/t and $10,000/t in 2021 and 2022, respectively.
2.	Total capital costs of $565 million include $105 million in capital costs sunk as of June 30, 2019 excluded from NPV.
3.	Refers to a non-IFRS financial measure. Please see the discussion included at the end of this Report under “Non- IFRS Financial Measures”.

Project Details

In 2012, Minera Exar granted a conditional right to Jujuy Energia y Mineria Sociedad del Estado (“JEMSE”), a mining and energy investment company owned by the government of Jujuy Province in Argentina, to acquire an 8.5% equity interest in Minera Exar and provide management services as required to develop the Project.

Construction of the evaporation ponds commenced in Q1 2018 and is approximately 60% completed. Brine from production wells started filling ponds in Q4 2018. The liming purification process at the ponds is expected to commence in Q2 2020.

A significant amount of long-lead time equipment purchases and construction contracts have been awarded. Contractors for the production wells, ponds and liners, civil works (roads and well platforms), permanent camp, concrete works and structural steel (buildings) are engaged at the Project site. Equipment components for the lithium carbonate plant are expected to begin arriving to the site later this year.

An update to the “Environmental Impacts Report for Exploitation” for Caucharí-Olaroz was approved by Jujuy Province in 2017 providing all necessary permits to support the 25,000 tpa DFS. In accordance with the provincial requirements, an update was submitted in August 2019 and is currently being evaluated by the Jujuy Province to expand the initial production capacity to 40,000 tpa of Li2CO3. This update includes supplementary environmental studies and information collected during the previous two years as well as changes to the Project description to reflect the current development plan and increased production capacity.

Operating Costs

The operating and construction capital cost estimates have been reviewed and confirmed by Andeburg Consulting Services Inc. (“ACSI”) in accordance with NI 43-101 Standards of Disclosure for Mineral Projects. The Project cost estimates are based on an exchange rate of 45:1 Argentine pesos to the U.S. dollar. Despite the recent depreciation in Argentine pesos, Minera Exar does not expect a material impact to the operating and capital cost estimates as presented in U.S. dollars.

The operating cost estimates in the 40,000 tpa DFS have increased in comparison to the 25,000 tpa DFS primarily as a result of an $824/t increase in reagent costs. The increased reagent use reflects process changes designed to consistently achieve more stringent low impurity specifications of battery material customers.

The average operating costs were calculated for a facility with production of 40,000 tpa of battery-quality Li2CO3 and are presented in Table 2 below.

Table 2: Caucharí-Olaroz - Operating Costs

	25,000 TPA DFS		40,000 TPA DFS
	Operating Cost		Operating Cost	% of
Category	($/t Li2CO3)	% of Total	($/t Li2CO3)	Total
Reagents	$991	40%	$1,815	51%
Pond harvesting & tailings management	$345	14%	$369	10%
Maintenance	$210	8%	$302	8%

Labor	$166	7%	$283	8%
Electric power	$187	7%	$222	6%
Natural gas	$85	3%	$145	4%
G&A	$86	3%	$141	4%
Product transportation	$170	7%	$127	4%
Catering, security & third-party services	$97	4%	$61	2%
Consumables	$51	2%	$53	1%
Water treatment system	$38	2%	$41	1%
Diesel	$69	3%	$17	<1%
Total Operating Costs	$2,495	100%	$3,576	100%

Capital Costs

The total construction capital cost is estimated at $565 million inclusive of a $39 million contingency and inclusive of $105 million in capital costs incurred before June 30, 2019. Considering that the Project construction is well under way, with many key contracts and purchase orders already awarded and under execution including the process equipment, the level of confidence is expected to be approximately ±10%. Minera Exar does not expect any material impact on the capital costs as a result of the recent foreign exchange regulations and controls enacted by the Argentine Government.

With a 33% increase in capital costs from the 25,000 tpa DFS published in 2017, the 40,000 tpa DFS supports a 60% increase in production capacity. Much of the increased capital cost estimate is the result of an increase in the size of equipment, infrastructure, wells and piping without any major change in the pond layout under construction. The cost increase in the ponds corresponds to additional electromechanical work not previously included in the 25,000 tpa DFS.

Detailed capital cost estimates are presented on a 100% project equity basis in Table 3 and are exclusive of value added taxes (“VAT”), other taxes, working capital and pre-production costs.

Table 3: Caucharí-Olaroz – Construction Capital Costs

	25,000 TPA DFS	40,000 TPA DFS(1)(2)
Category	($ millions)(2)	($ millions)
Lithium carbonate plant	$122	$155
Evaporation ponds	$129	$146
Infrastructure	$68	$96
Wells and piping	$15	$61
Indirect Cost	$37	$67
Contingency	$55	$39
Total Construction Capital Costs	$425	$565

1.	Total capital costs of $565 million include $105 million of sunk capital costs as of June 30, 2019. Sunk costs are excluded from financial analysis in the DFS.
2.	Totals do not add due to rounding.

The sustaining capital requirement is estimated at an average of $7.2 million per year (approximately $180/t Li2CO3 produced).

Project Economics

The financial results are derived from inputs based on an annual production schedule included in the 40,000 tpa DFS as of June 30, 2019. The analysis contained in the DFS exclude $105 million in sunk capital costs as of June 30, 2019 which are included in the total construction cost estimate of $565 million.

A Li2CO3 price of $8,000/t and $10,000/t is assumed for 2021 and 2022, respectively, to reflect short-term market conditions. A production ramp up schedule of 15,250 t and 36,000 t was assumed in 2021 and 2022, respectively. Caucharí-Olaroz is expected to achieve a production rate of 40,000 tpa of Li2CO3 before the end of 2022 with production of 40,000 tpa in 2023 to 2060.

Sensitivity analysis on the unlevered economic results for the 40,000 tpa of Li2CO3 over a 40-year operating period are summarized in Tables 4 and 5 and reported on a 100% equity project basis.

Table 4: Caucharí-Olaroz - After-Tax NPV Sensitivity Analysis

Discount Rate	Low Case NPV(1)	Base Case NPV(1)	High Case NPV(1)
(%)	$10,000/t Li2CO3	$12,000/t Li2CO3	$14,000/t Li2CO3
	($ millions)	($ millions)	($ millions)
6%	$1,803	$2,446	$3,075
8%	$1,297	$1,781	$2,252
10%	$953	$1,330	$1,693

1.

Total capital costs of $565 million include $105 million in capital costs sunk as of June 30, 2019 excluded from NPV. Refers to a non-IFRS financial measure. Please see the discussion included at the end of this Report under “Non-IFRS Financial Measures”.

Table 5: Caucharí-Olaroz - EBITDA Sensitivity Analysis

Lithium Carbonate Price	Average EBITDA(1)
($/t Li2CO3)	($ millions)
$10,000	$235
$12,000	$307
$14,000	$379

1.	Refers to a non-IFRS financial measure. Please see the discussion included at the end of this Report under “Non- IFRS Financial Measures”.

Mineral Reserve Estimation

Montgomery & Associates Inc. ("Montgomery") was engaged to update the Mineral Reserves in brine for various areas within the Salar de Caucharí and Salar de Olaroz in accordance with the guidelines for lithium brines set forth by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM 2012). The authors of the DFS believe the Mineral Reserve Estimate has been conservatively modeled and represents a Proven Reserve for Year 1 through 5 of full-scale extraction wellfield pumping and a Probable Reserve for Years 6 to 40 of full-scale extraction wellfield pumping.

Mineral Reserves for Caucharí-Olaroz have an effective date of May 7, 2019. Mineral Reserves are summarized in Table 6 and are reported on a 100% project equity basis.

Table 6: Caucharí-Olaroz - Mineral Reserves

				Without Processing Efficiency		Assuming 53.7% Processing Efficiency
Category	Time Period (years)	Average Lithium Grade (mg/L)	Brine (m3)	Lithium Metal (tonnes)	LCE (tonnes)	Lithium Metal (tonnes)	LCE (tonnes)
Proven	1 - 5	616	1.6 x 10[7]	96,650	514,450	51,900	276,250
Probable	6 - 40	606	9.6 x 10[8]	586,270	3,120,590	314,830	1,675,770
Total	40	607	1.1 x 10[9]	682,920	3,635,040	366,730	1,952,020

Notes:
1.	The Mineral Reserve Estimate has an effective date of May 7, 2019.
2.	LCE is calculated using mass of LCE = 5.322785 multiplied by the mass of Lithium Metal.
3.	The values in the columns for “Lithium Metal” and “LCE” above are expressed as total contained metals.
4.	The Production Period is inclusive of the start of the model simulation (Year 1).
5.	The average lithium concentration is weighted by per well simulated extraction rates.

6.	Tonnage is rounded to the nearest 10.
7.	Comparisons of values may not be equivalent due to rounding of numbers and the differences caused by use of averaging methods.

Mineral Resource Estimation

Since the effective date of the previous Mineral Resource Estimate (February 13, 2019), the results of deeper drilling and sampling has allowed for partial conversion of the Inferred Resource aquifer volume in the updated hydrostratigraphic unit (“HSU”) model to Measured and Indicated Resource aquifer volume of the deeper HSUs. The Updated Mineral Resource Estimate at the Measured, Indicated, and Inferred Mineral Resource classification (CIM, 2014) for lithium is based on the total amount of lithium in brine that is theoretically drainable from the bulk aquifer volume.

Mineral Resources for Caucharí-Olaroz have an effective date of May 7, 2019. Mineral Resources are summarized in Table 7 and are reported on a 100% project equity basis.

Table 7: Caucharí-Olaroz - Mineral Resources

	Average
	Lithium		Lithium Metal	LCE
Category	Grade (mg/L)	Brine (m3)	(tonnes)	(tonnes)
Measured	591	1.1 x 10[9]	667,800	3,554,700
Indicated	592	5.2 x 10[9]	3,061,900	16,298,000
Measured & Indicated	592	6.3 x 10[9]	3,729,700	19,852,700
Inferred	592	1.5 x 10[9]	887,300	4,722,700

Notes:

1.	The Mineral Resource Estimate has an effective date of May 7, 2019 and is expressed relative to the Resource Evaluation Area and a lithium grade cut-off of greater than or equal to 300 mg/L.
2.	LCE is calculated using mass of LCE = 5.322785 multiplied by the mass of Lithium Metal.
3.

The Mineral Resource Estimate is not a Mineral Reserve Estimate and does not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources will be converted to Mineral Reserves.

4.	Calculated brine volumes only include Measured, Indicated, and Inferred Mineral Resource volumes above cut- off grade.
5.	The Mineral Resource Estimate has been classified in accordance with CIM Mineral Resource definitions and best practice guidelines (2012 and 2014).
6.	Comparisons of values may not add due to rounding of numbers and the differences caused by use of averaging methods.

Environmental Responsibility & Social Benefits

Environmental Responsibility

Minera Exar is focused on developing Caucharí-Olaroz to be among the most environmentally responsible lithium projects globally. The process’ principal source of energy is designed to be solar evaporation resulting in a low overall carbon footprint. Furthermore, process water requirements are low relative to other lithium carbonate production processes, and process water will be sourced from aquifers that that do not meet comply with drinking water standards. Minera Exar’s objective is to continue to explore ways to further reduce the Project’s environmental footprint and produce the most environmentally responsible lithium possible.

Economic & Social Benefits

The DFS highlights substantial employment and economic benefits to Minera Exar’s employees, the local communities, and the provincial and federal governments. The Project is providing many jobs during construction and development and is expected to provide new long-term opportunities as the Project continues to grow.

Economic benefits and expanded of Caucharí-Olaroz Project include (based on 40,000 tpa DFS and $12,000/t Li2CO3 long-term):

  Increase in federal and provincial taxes – total of $4.2 billion for life of mine (or $114 million per year)

  Increase in royalty and mining duty payments

  Increase in employment taxes

  Extending the current employment opportunities with over 700 Minera Exar employees and contractors

  Extending the relationships with the local communities with at least a 40 year project life

Liquidity

As of June 30, 2019, $460 million of the $565 million total construction capital costs was remaining. A further $100 million in expected taxes and refundable VAT is required prior to production. Minera Exar expects to fund the remaining costs to production with capital contributions and loans from Lithium Americas and Ganfeng Lithium and $195 million in capital on Minera Exar’s balance sheet which include the net proceeds from the $160 million Project investment by Ganfeng Lithium. Lithium Americas 50% share of all additional funding required up to the start of production, including working capital, is expected to be fully-funded with $221 million in available credit and loan facilities.

Timeline

The Caucharí-Olaroz construction timetable is targeted to follow:

  Q1 2018 – Construction commenced on first evaporation ponds

  Q4 2018 – Began filling first evaporation pond with brine

  Q2 2019 – Commenced civil works and building erection for lithium carbonate plant

  Q4 2019 – Process equipment arrival to site commences

  Q2 2020 – Complete pond construction & liming process at the ponds commences

  Q3 2020 – Complete production wellfield

  Q4 2020 – Lithium carbonate plant mechanical completion

  Early 2021 - Commissioning and first production

  2022 – Full 40,000 tpa production rate achieved

Qualified Persons

The DFS was prepared in accordance with NI 43-101 standards by Montgomery, Ausenco and ACSI in conjunction with a team of globally recognized consultants. The independent qualified persons who lead the team of consultants are:

  Daniel Weber, PG, a United States professional geoscientist and hydrogeologist with Montgomery, and is a registered member of the Society for Mining, Metallurgy & Exploration (SME). Mr. Weber is one of the independent qualified persons signing the DFS.

  Ernie Burga, P.Eng., a Canadian Professional Engineer registered with the Professional Engineers of Ontario is one of the independent qualified persons signing the DFS for ACSI.

  David Burga, P.Geo., a Canadian Professional Geoscientist registered with the Association of Professional Geoscientists of Ontario is one of the independent qualified persons signing the DFS for ACSI.

  Tony Sanford, a registered scientist of the South African Council for Natural Scientific Professions (SACNASP) is the independent qualified person signing the report for Ausenco Perú S.A.C.

  Wayne Genck, a PhD Chemical Engineer and a member of the American Institute of Chemical Engineers and the American Chemical Society. Dr. Genck has 40 years’ experience in the United States and abroad and is an independent qualified person as defined under NI 43-10 l.

Each of the qualified persons noted above reviewed and approved the scientific and technical information in the press release associated with this Report.

Further information about the Project, including a description of the key assumptions, parameters, description of sampling methods, data verification and QA/QC programs, methods relating to resources and reserves and factors that may affect those estimates will be contained in the technical report that summarizes the DFS which will be available on SEDAR and on the Company’s website within 45 days of the date of the news release associated with this Report.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-02

Not applicable.

Item 7	Omitted Information

No information has been intentionally omitted from this form.

Item 8	Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable of the material change and this report is:

Eduard Epshtein
Chief Financial Officer
300 – 900 West Hastings Street
Vancouver, BC V6C 1E5
Telephone: 1 (778)-656-5811

Item 9	Date of Report

October 9, 2019

FORWARD-LOOKING STATEMENTS & INFORMATION

This report contains “forward-looking information” and “forward-looking statements” (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. Forward-looking information can be identified by the use of words such as seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “propose”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe”, “scheduled”, “implement” and similar words or expressions. All statements, other than statements of historical fact, are forward-looking information. Examples of forward-looking information in this report include, without limitation, with respect to the following matters or the Company’s expectations relating to such matters: successful development of the Project; capital expenditures and programs, operating costs, sustaining capital requirements, after tax NPV and sensitivity analyses, cash flows and EBITDA; estimates of mineral resources and mineral reserves; development of mineral resources and mineral reserves; government regulation of mining operations and treatment under governmental and taxation regimes; future price of commodities, including lithium; realization of mineral resources and mineral reserves estimates, including whether mineral resources will ever be developed into mineral reserves and information and underlying assumptions related thereto; timing and amount of future production; currency exchange and interest rates; expected outcome and timing of environmental surveys and permit applications and other environmental and social matters; expected expenditures to be made by the Company; timing, cost, quantity, capacity and product quality of production at the Project; successful operations of the joint venture co-ownership structure; ability to produce high quality battery grade lithium carbonate; and ability to achieve capital cost efficiencies.

Forward-looking information may involve known and unknown risks, assumptions and uncertainties which may cause the Company’s actual results or performance to differ materially. This information reflects the Company’s current views with respect to future events and is necessarily based upon a number of assumptions that, while considered reasonable by the Company today, are inherently subject to significant uncertainties and contingences, and accordingly, the Company can give no assurance that these assumptions and expectations will prove to be correct. With respect to forward-looking information included in this report, the Company has made assumptions regarding, among other things: current technological trends; the business relationship between the Company and Ganfeng Lithium; ability to fund, advance and develop the Project; the ability to operate in a safe and effective manner; uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Argentina; demand for lithium; impact of increasing competition in the lithium business, including the Company’s competitive position in the industry; general economic conditions; stability and support of legislative, regulatory and community environment in the jurisdiction where it operates; estimates of and changes to market prices for lithium and commodities; exploration, development and construction costs for the Project; estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; reliability of technical data; anticipated timing and results of exploration, development and construction activities; the ability to achieve commercial production; and accuracy of budget and construction estimates.

Forward-looking information also involves known and unknown risks that may cause actual results to differ materially, these risks include, among others: the Project may not be developed as planned, and there is uncertainty as to whether there will ever be production at the Project; cost overruns; market prices affecting development of the Project; risks associated with co-ownership arrangements; risks with ability to successfully secure adequate financing; risks to the growth of the lithium markets; lithium prices; inability to obtain required governmental permits and that operations may be limited by government-imposed limitations; technology risk; inability to achieve and manage expected growth; political risk associated with foreign operations, including co-ownership arrangements with foreign domiciled partners; emerging and developing market risks; risks associated with not having production experience; operational risks; changes in government regulations; changes in environmental requirements; failure to obtain or maintain necessary licenses, permits or approvals; insurance risk; receipt and security of mineral property titles and mineral tenure risk; changes in project parameters; uncertainties associated with estimating mineral resources and mineral reserves, including uncertainties regarding assumptions underlying such estimates; whether mineral resources will ever be converted into mineral reserves; opposition to development of the Project; lack of unitization and reservoir management rules; surface access risk; geological, technical, drilling or processing problems; liabilities and risks; health and safety risks; unanticipated results; unpredictable weather; unanticipated delays; reduction in demand for lithium; inability to generate profitable operations; restrictive covenants in debt instruments; intellectual property risks; dependency on key personnel; currency and interest rate fluctuations; and volatility in general market and industry conditions. Additional risks, assumptions and other factors are set out in the Company’s management discussion analysis and most recent annual information form, copies of which are available on SEDAR at www.sedar.com.

Although the Company has attempted to identify important risks and assumptions, given the inherent uncertainties in such forward-looking information, there may be other factors that cause results to differ materially. Forward-looking information is made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this report, except as required by law. Accordingly, readers are cautioned not to place undue reliance on forward-looking information.

NON-IFRS Financial Measures

Average EBITDA (“EBITDA”) and NPV are non-IFRS financial measures and have no standardized meaning prescribed to them, and as a result, may not be comparable to those presented by other issues. As used herein, EDBITA excludes the following from “net earnings” (which is an IFRS financial measure): income tax expense, finance costs and depletion, depreciation and amortization. Management believes that EBITDA is a valuable indicator of the Minera Exar’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management believes that NPV is a useful indicator of profitability and economic value of a project. Management uses EBITDA and NPV for these purposes. Each are also frequently used by investors and analysts for valuation purposes to determine the approximate total enterprise value of a company. Readers are cautioned that EBITDA should not be construed as an alternative to net earnings or other metrics of cash as determined in accordance with IFRS.